40-33

AIM INVESTMENTS

RECD S.E.C.
SEP 2 2004
1086

04043489

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Distributors, Inc.

Branch 18
811-7758

SEC MAIL PROCESSING RECEIVED SEP 2 2004 WASH. D.C. 185 SECTION

August 26, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Defendants' Reply Memorandum in Support of Motion to Transfer** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 20 2004
THOMSON
FINANCIAL

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-082604SEC.doc
082604 (1) vtt

FILED
U.S. DISTRICT COURT
AUGUSTA DIV.

2004 AUG 24 PM 4:09

CLERK 2B
SO. DIST. OF GA.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

DEFENDANTS' REPLY MEMORANDUM IN SUPPORT OF MOTION TO TRANSFER

TUCKER, EVERITT, LONG,
BREWTON & LANIER
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax: (706) 722-7028

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Plaintiff's Opposition misstates the law governing the proper venue for his claims as well as the significance of plaintiff's choice of forum for his class action proceeding. Plaintiff's Opposition also fails to refute defendants' demonstration that the convenience of ten of the eleven witnesses and the parties will be furthered by a transfer of this action to the Southern District of Texas, where the relevant documents are also located.

1. The Southern District of Texas is a proper venue for this action

The Southern District of Texas is a proper venue because this action might have been brought there initially. As plaintiff acknowledges in his Complaint (¶ 6), § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, provides a governing venue guideline for this action since it involves a Rule 10b-5 claim. Under § 27, "venue is proper in any district where any act . . . by any defendant in furtherance of an allegedly fraudulent scheme occurred." Sargent v. Genesco, Inc., 492 F.2d 750, 759 (5th Cir. 1974) (emphasis original); Hoglund v. Covington County Bank, CCH Fed.Sec.L.Rep. ¶ 95,910 at 91,420 (M.D. Ala. 1977).[1] See also: Wyndham Assocs. v. Bintliff, 398 F.2d 614, 620 (2d Cir.), cert. den., 393 U.S. 977 (1968) (transfer of a Rule 10b-5 action to Southern District of Texas upheld because, inter alia, that action might have been brought there since "it is sufficient if there occurred in that district 'any act or transaction' by any defendant in furtherance of a manipulative scheme in which [defendant] Goodkind knowingly participated ... In this case the alleged acts by other defendants in Texas are sufficient to satisfy this venue requirement.").

Here, the Complaint alleges that defendants, including A I M Distributors, violated Rule

[1] Where, as here, an action is brought under both the Exchange Act and other federal securities laws, venue may be determined according to the provisions of the Exchange Act. Martin v. Steubner, 485 F.Supp. 88, 90 (S.D. Oh. 1979), aff'd, 652 F.2d 652 (6th Cir.), cert. den., 454 U.S. 1148 (1981); Zorn v. Anderson, 263 F.Supp. 745, 747 (S.D.N.Y. 1967). See plaintiff's claims under the Securities Act of 1933 (Cplt., ¶¶ 31-34) and under the Investment Company Act of 1940 (Cplt., ¶¶ 35-38), both of which have special venue provisions for claims asserted under those statutes. 15

10b-5 under the Exchange Act when it "employed ... schemes to defraud" plaintiff and "engaged in acts, practices or courses of business which operated as a fraud or deceit...." A part of that scheme was defendants' charging a distribution fee when Funds were closed to new investors (Cplt. ¶¶ 16, 26). As the Complaint itself asserts, AIM Distributors has its headquarters in Houston, Texas, and it is indisputable that its actions, including the charging of fees emanate from Houston, Texas. Thus, it is clear that a material act by at least one of the defendants in the alleged violation of Rule 10b-5 occurred in that district and that district is one where this action might have been brought.

Furthermore, to the extent necessary, the Southern District of Texas satisfies the requirements of the general venue provision, 28 U.S.C. § 1391 since both defendants were subject to personal jurisdiction in the Southern District of Texas at the time this action was commenced. As the Carome Affidavit (¶ 3) makes clear, INVESCO Fund Group's business operations, beginning in 2003, were then being subsumed into A I M Advisors in Houston. Likewise, it is undisputed that A I M Distributors was headquartered in Houston at the time the lawsuit was commenced (Cplt. ¶ 3; Answer, ¶ 3; Carome Aff., ¶ 3).

Thus, venue in the Southern District of Texas is appropriate under both § 27 of the Exchange Act and the general provisions of 28 U.S.C. § 1391.

U.S.C. §§ 77v and 80a-43.

2. **Plaintiff's Choice of Forum for a Class Action**

Courts of this Circuit, relying on Supreme Court precedent, have uniformly held that on a transfer motion the weight accorded to a plaintiff's "choice of forum is considerably reduced by virtue of the fact that he brought his challenge as a class action." Barnett v. Alabama, 171 F.Supp.2d 1292, 1295 (S.D. Ala. 2001), quoting Koster v. Lumbermens Mut. Cas. Co., 330 U.S. 518, 524 (1947) ("But where there are hundreds of potential plaintiffs, all equally entitled voluntarily to invest themselves with the corporation's cause of action and all of whom could with equal show of right go into their many home courts, the claim of any one plaintiff that a forum is appropriate merely because it is his home forum is considerably weakened."); Gould v. National Life Ins. Co., 990 F.Supp. 1354, 1358 (M.D. Ala. 1998). Plaintiff has not cited one opinion to the contrary – in this or any other circuit. The opinions cited by him deal with disputes between the named parties only – the opposite of what is involved here in plaintiff's class action.[2] Thus, his argument that his choice of forum for this class action should be decisive is mistaken.

3. **Convenience of the Witnesses Favors the Southern District of Texas**

It is undisputed that a clear majority of the witnesses – i.e. eight out of eleven – reside in the Southern District of Texas and that two of the other three live in Colorado which is far closer to Houston than this district. There is no basis for plaintiff's contentions that those witnesses will not provide relevant testimony, because, in his view, the descriptions of their topics (i.e. "distribution fees" and "profitability") are too vague. Simply stated, the descriptions are properly general, not vague. Plaintiff's Complaint and his opposing memorandum of law on this motion both repeatedly

[2] Thornwood Lease Plan, Inc. v. Action Ad of Tidewater, Inc., 650 F.Supp. 34, 38 (N.D. Ga. 1986), and other cases in footnote 4 on p.7 of plaintiff's opposing memorandum of law. One of the other cases cited by plaintiffs, Mays v. Laurent Publishing, Ltd., 600 F.Supp. 29 (N.D. Ga. 1984), is also irrelevant since it does not deal with transfer, or even venue, issues.

use those very terms to describe elements of his claims. For example, "distribution fees," the subject matter of the testimony of several witnesses, is used in ¶ 8 of the Complaint and p.2 of plaintiff's Memorandum of Law. Likewise, the Complaint, at footnote 1 on p.3, refers to the "profitability" of the Funds' advisors as evidence supporting his claims. In sum, defendants' Houston-based witnesses will testify about the substance of plaintiff's own allegations, certainly "relevant" topics at a trial of his claims.

4. **Location of the Documents Favors the Southern District of Texas**

AIM's headquarters and operations are in the Southern District of Texas. Since 2003, Invesco's operations have been gradually integrated into A I M Advisors, Inc.'s operations in that district in Texas. In association with those operations, the records of AIM and INVESCO Funds Group have been maintained there. Given the broad scope of the Complaint, those documents relating to defendants' operations and the purported class of plaintiffs (Cplt., ¶¶ 2, 18) are obviously voluminous. Plaintiffs' suggestions to the contrary are an attempt to create a dispute where none really exists.[3]

5. **No discovery is warranted**

Plaintiff has provided no reason to dispute defendants' position that the vast majority of relevant witnesses and documents are located in the Southern District of Texas, and has not pointed to any witnesses or documents in this district. That, without more, is a sufficient ground for the transfer of this action. Thus, discovery would serve no valid purpose and should not be allowed.

---

[3] The documents were in Houston when the lawsuit was commenced. However, it should be added that the Court is authorized to consider subsequent circumstances when ruling on a motion to transfer. See, e.g. Meterlogic, Inc. v. Copier Solutions, Inc., 185 F.Supp.2d 1292, 1298 (S.D. Fla. 2002).

Conclusion

The Court should grant defendants' motion to transfer under 28 U.S.C. § 1404, and transfer this action to the Southern District of Texas.

Dated: August 24, 2004

Respectfully submitted,

TUCKER, EVERITT, LONG,
BREWTON & LANIER

By: ______________________
Thomas W. Tucker
State Bar No. 717975
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax: (706) 722-7028

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on the 24 day of August, 2004, I served a copy of the within and foregoing DEFENDANTS' REPLY MEMORANDUM IN SUPPORT OF MOTION TO TRANSFER upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975